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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25




                           NOTIFICATION OF LATE FILING









(Check One):
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K |X| Form 10-Q [ ] Form N-SAR

        For period ended:  June 30, 2001
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         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

        For the transition period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Community Bancshares, Inc.
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Full Name of Registrant

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Former Name if Applicable

68149 Main Street, P.O. Box 1000
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Address of Principal Executive Office (Street and Number)

Blountsville, Alabama 35031
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant's former acting Chief Financial Officer resigned his position as of August 3, 2001 to accept a position with another company. The Registrant has not yet appointed a new Chief Financial Officer. This has resulted in a delay in completing the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 2001. This delay could not be eliminated without unreasonable effort or expense.

(ATTACH EXTRA SHEETS IF NEEDED)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
SEC 1344 (2-99)                     COLLECTION OF INFORMATION CONTAINED IN THIS
                                    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kennon R. Patterson, Sr.          (205)                  429-1000
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                 (Name)                 (Area Code)          (Telephone Number)

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(2)      Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange Act of
         1934 or Section 30 of the Investment Company Act of
         1940 during the preceding 12 months or for such
         shorter period that the registrant was required to
         file such report(s) been filed? If answer is no,
         identify report(s).                                      [X] Yes [ ] No

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(3)      Is it anticipated that any significant change in
         results of operations from the corresponding period
         for the last fiscal year will be reflected by the
         earnings statements to be included in the subject
         report or portion thereof?                               [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto.

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                           Community Bancshares, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2001              By: /s/ Kennon R. Patterson, Sr.
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                                        Kennon R. Patterson, Sr.
                                        Chairman, President and Chief Executive
                                        Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).


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                                    EXHIBIT A

         The financial statements to be included in the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 2001 are anticipated to reflect, based on management's current estimates, a net loss of approximately $156,363 for the three months ended June 30, 2001, as compared to net income of approximately $289,636 for the three months ended June 30, 2000, and net income of approximately $648,727 for the six months ended June 30, 2001, as compared to net income of approximately $743,573 for the six months ended June 30, 2000.